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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                          Atria Communities, Inc.
                             (Name of Company)

                  Common Stock, Par Value $0.10 per share
                       (Title of Class of Securities)

                                 049905102
                               (CUSIP Number)


                               Murry N. Gunty
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                           Kevin J. Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 19, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


Item 1.   Security and Company

          This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D (the "Initial Statement" and, together with Amendment No. 1 to the Initial Statement and this Amendment No. 2, the "Statement") of KA Acquisition Corp. ("Sub"), Kapson Senior Quarters Corp. ("Kapson"), Prometheus Senior Quarters, LLC ("Prometheus"), LF Strategic Realty Investors II L.P. (the "Fund") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and, together with Sub, Kapson, the Fund and Prometheus, the "Reporting Persons"), relates to the common stock, par value $0.10 per share (the "Common Stock"), of Atria Communities, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202. This Amendment No. 2 supplementally amends the Initial Statement. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Initial Statement.


Item 2.   Identity and Background

          No change.


Item 3.   Source and Amount of Funds or Other Consideration

          No change.


Item 4.   Purpose of Transaction

          This Amendment No. 2 is being filed in connection with the execution of the First Amendment, dated as of May 19, 1998 (the "First Amendment"), to the Agreement and Plan of Merger dated as of April 19, 1998, among the Company, Sub and Kapson. Pursuant to the First Amendment, the number of shares of Common Stock to be received by Kapson in the Merger was reduced from 11,111,111 to 9,135,802, subject to Kapson's right to increase such number of shares up to 11,111,111 by giving written notice to the Company and Vencor at least 10 days prior to the meeting of the Company's stockholders to approve the Merger; provided, however, that immediately prior to the consummation of the Merger, Kapson shall make an equity contribution to Sub in an amount equal to $20.25 for each share of Common Stock to be received by Kapson in the Merger. If Kapson were to receive 9,135,802 shares of Common Stock in the Merger, following the Merger, Kapson would own 88.1% of the outstanding shares of Common Stock and Vencor would own 11.9% of the outstanding shares of Common Stock. If Kapson


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


were to receive 11,111,111 shares of Common Stock in the Merger, following the Merger, Kapson would own 90.0% of the outstanding shares of Common Stock and Vencor would own 10.0% of the outstanding shares of Common Stock. The First Amendment also amended certain other provisions of the Merger Agreement, including provisions relating to (i) the treatment of stock options of the Company to be held by certain members of management following the Merger and (ii) assignments of the Merger Agreement by Parent to a wholly owned subsidiary of Parent or an affiliate of Parent. The foregoing summary of the First Amendment is qualified in its entirety by reference to the complete text of the First Amendment, which is filed as an Exhibit to this Amendment No. 2.


Item 5.   Interest in Securities of the Company

          No change.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

          On May 19, 1998, the Company, Kapson and Sub executed the First Amendment to the Merger Agreement. See
Item 4.


Item 7.   Material to be Filed as Exhibits

          The following exhibits were filed as part of the Initial Statement.

     Exhibit 1: Agreement and Plan of Merger dated as of April 19, 1998 among the Company, Sub and Kapson

     Exhibit 2:     Support Agreement dated as of April 19,
                    1998 among Kapson, Sub, Vencor, and VALH

     Exhibit 3:     Support Agreement dated as of April 19,
                    1998 among Kapson, Sub, and the
                    Stockholders party thereto

          The following exhibit is being filed herewith.

     Exhibit 4:     First Amendment, dated as of May  19,
                    1998, to the Agreement and Plan of
                    Merger dated as of April 19, 1998 among
                    the Company, Sub and Kapson


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


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              KA ACQUISITION CORP.,

                                by  /s/ Robert P. Freeman
                                  ---------------------------
                                  Name:  Robert P. Freeman
                                  Title: Treasurer


                              KAPSON SENIOR QUARTERS CORP.,

                                by  /s/ Glenn Kaplan
                                  ---------------------------
                                  Name:  Glenn Kaplan
                                  Title: Chief Executive Officer


                              PROMETHEUS SENIOR QUARTERS, LLC,

                                by LF STRATEGIC REALTY INVESTORS II, L.P.,
                                   as sole member,

                                   by LAZARD FRERES REAL ESTATE INVESTORS
                                      L.L.C., its general partner,

                                      by  /s/ Robert P. Freeman
                                        -----------------------------
                                        Name:  Robert P. Freeman
                                        Title: President


                                    LF STRATEGIC REALTY INVESTORS II, L.P.,

                                      by LAZARD FRERES REAL ESTATE INVESTORS
                                         L.L.C., its general partner,

                                         by /s/ Robert P. Freeman
                                           ---------------------------
                                           Name:  Robert P. Freeman
                                           Title: President


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


                              LAZARD FRERES REAL ESTATE INVESTORS L.L.C.,

                                by  /s/ Robert P. Freeman
                                  ---------------------------
                                  Name:  Robert P. Freeman
                                  Title: President


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